Tin Top Productions LLC

Reviewed Financial Statements
From July 10, 2025 (date of inception) to July 20, 2025

Tin Top Productions LLC

CONTENTS

 

Etiendem CPA

Etiendem CPA	**Tel: +1 (804) 807-4602**
Certified Public Accountant	**Email: bmbecha@etiendemcpa.com**
11357 Nuckols Rd #2113	**Website: www.etiendemcpa.com**
Glen Allen, VA 23059	

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member of,
Tin Top Productions LLC,
Henrietta Texas

I have reviewed the accompanying financial statements of Tin Top Productions LLC, which comprise the balance sheet as of July 20, 2025, and the related income statement, statement of changes in members' equity, and cash flows from July 10, 2025 (date of inception) to July 20, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Tin Top Productions LLC Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Etiendem CPA
Glen Allen, VA
July 23, 2025

TIN TOP PRODUCTIONS LLC

Balance Sheet

As of July 20, 2025

ASSETS

ASSETS:
Current Assets

Cash	$	125
Total Current Assets		125
Total Assets	$	125

LIABILITIES AND EQUITY

Current Liabilities
Member's Equity

Owner's Equity		125
Total Liabilities and Equity	$	125

The Notes to the Financial Statements are an integral part of these statements.

TIN TOP PRODUCTIONS LLC

Income Statement and Statement of Changes in Member's Equity

For From July 10, 2025 (date of inception) to July 20, 2025

Income	$0
Less cost of sales	0
Gross profit	0
OPERATING EXPENSES:	0
Total expense	0
OPERATING PROFIT (LOSS)	0
NET INCOME	0
Equity, Beginning of Period	0
Member's Contribution	125
Net Income	0
Equity, End of Period	$125

The Notes to the Financial Statements are an integral part of these statements.

TIN TOP PRODUCTIONS LLC

Statements of Cash Flows
For From July 10, 2025 (date of inception) to July 20, 2025

OPERATIONS

Net Income	$0
Adjustments to reconcile net income	
to net cash from operations:	0
Net cash from operations	0

FINANCING

Member's Contribution	125
Net cash from financing	125

NET INCREASE (DECREASE) IN CASH	125
CASH - BEGINNING	0
CASH - ENDING	$125

The Notes to the Financial Statements are an integral part of these statements.

Notes to the Financial Statements

1. Nature of Operations Tin Top Productions LLC ("the Company") was formed on July 10, 2025, under the laws of the State of Texas as a limited liability company. The Company's primary purpose is to develop, produce, market, and distribute the television series known as "Tin Top".

2. Significant Accounting Policies

Basis of Accounting:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions affecting reported amounts. Actual results could differ.

Cash:

Cash consists of cash on hand.

Income Taxes:

The Company is a single-member LLC and is treated as a disregarded entity for federal income tax purposes. Accordingly, all income and expenses are reported on the member's individual income tax return.

3. Member's Capital Contribution The member made an initial capital contribution of $125 upon inception.

4. Commitments and Contingencies The Company had no known commitments or contingencies as of July 20, 2025.

5. Subsequent Events The Company evaluated subsequent events through July 23, 2025, the date these financial statements were available to be issued, and determined no subsequent events require disclosure.